Exhibit 99.1

May 30, 2021

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

In March 2018, Wipro and Ensono, a leading hybrid IT services provider, had signed a long-term partnership agreement to jointly address the hybrid IT requirements of Wipro’s new and existing enterprise customers. As part of this agreement, Wipro had made a strategic investment of US$ 55 million for a 10.2% stake in Ensono’s combined entity, Ensono Holdings, LLC.

As part of recently announced acquisition of Ensono by KKR, Wipro has sold its entire stake in Ensono Holdings, LLC for a consideration of US$ 76.24 million. Consequent to the sale, Wipro does not hold any stake in Ensono Holdings, LLC.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary